                                                  EXHIBIT 7.2



For Immediate Release

              Preliminary Results of TIS Mortgage Investment Company
                                   Proxy Vote

     Cleveland, Ohio (June 2, 1997) -- Based on the preliminary results released today by Carl T. Hagberg and Associates, TIS Mortgage Investment Company (NYSE: TIS) shareholders have voted to remove Chairman of the Board Lorraine O. Legg, Robert H. Edelstein and Will M. Storey from the existing Board of Directors of TIS and have overwhelmingly supported the directors nominated by the Totally Ignored Stockholders Committee (the "TIS Committee"), which controls approximately 9.8% of the common stock of TIS. Nominees of the TIS Committee elected by the TIS shareholders are Richard M. Osborne, Christopher L. Jarratt and James G. Lewis.

     Based on the preliminary results, the nominees of the TIS Committee were elected by more than a 3 to 1 margin and received over 77% of the votes cast. The vote was held on May 29, 1997 at the company's annual shareholders meeting held at the Hyatt Burlingame in Burlingame, California.

     Richard M. Osborne stated, "I am extremely gratified by the overwhelming
support shown by the TIS shareholders.   There is real work that needs to be
done and we are ready to get started."

     TIS has previously requested that the U.S. District Court for the Northern District of California declare that the notice of intent to nominate Messrs. Osborne, Jarratt and Lewis was defective and prohibit the solicitation of proxies on their behalf. On May 28, 1997, the Court ruled that it would not enjoin the nominations or solicitation of proxies and permitted the election to go forward on the date scheduled. The Court deferred its decision on the merits of the TIS request and on whether Messrs. Osborne, Jarratt and Lewis could take their seats until after the election.

     "Regardless of the ultimate decision by the Court, this is a great victory for all the shareholders," added Mr. Osborne, "We encourage the other directors of TIS to stop wasting shareholders' money on lawsuits. In a true expression of shareholder democracy, the shareholders have spoken loudly and clearly. It is time to begin rolling up our sleeves and beginning the real work that needs to be done to turn this company around and maximize shareholder values." Mr. Osborne concluded that the TIS Committee would take all necessary steps to ensure that the voice of the shareholders was heard.

     TIS is a real estate investment trust headquartered in San Francisco, California.

For more information contact:
Richard H. Grubaugh
Beacon Hill Partners
1-212-843-8500